

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 28, 2015

Via E-mail
Tom Logtenberg
Chief Executive Officer
Merus B.V.
Padualaan 8 (postvak 133)
3584 CH Utrecht, the Netherlands

> **Re: Merus B.V.**
> **Registration Statement on Form F-1**
> **Filed October 19, 2015**
> **File No. 333-207490**

Dear Mr. Logtenberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Related Party Transactions
Class B Preferred Share Financing, page 138

1. Please refer to prior comment 10. Please tell us why there is no accounting for the issuance of 1.5 million shares of your Class B preferred shares and reference for us the authoritative literature you rely upon to support your position. In your response, ensure you address the following issues:

   - Describe for us the nature of the subscription agreement in September 2013 that led to the sale of 886,524 shares of Class B preferred shares at €5.64 per share in January 2015. Tell us whether you were contractually obligated to sell the shares and/or whether the purchasers were contractually obligated to purchase them;

- Describe for us the provisions of the anti-dilution provision triggering the issuance of 1.5 million shares of Class B preferred shares. Tell us whether the issuance at €5.64 per share triggered the anti-dilution provisions and, if so, why it did so if that price was previously negotiated in September 2013;

- Explain why the price negotiations in September 2013 resulted in the sale of Class B preferred shares at €7.50 in both September 2013 and August 2014 but at only €5.64 in January 2015; and

- Tell us the fair value of a share of your Class B preferred shares at the January 2015 issuance date considering that the sale price determined in September 2013, and presumably sold to existing shareholders, is not necessarily indicative of fair value.

Statement of Profit or Loss and Comprehensive Income, page F-4

2. Please refer to prior comment 12. We acknowledge the information provided in your response, particularly your assertion that your presentation follows the nature-of-expense method, but continue to believe that your presentation is a hybrid version of the two allowable methods and thus inconsistent with the requirements of paragraph 99 of IAS 1. In particular, research and development expenditures are not consistent with the nature-of-expense method but are consistent with the function-of-expense method described in paragraph 103 of IAS 1. Please revise your Statement of Profit or Loss and Comprehensive Income to remove reference to research and development expenditures to fully reflect the nature-of-expense method.

Notes to the Financial Statements
4. Significant accounting policies
Research and development, page F-10

3. Please refer to prior comment 13. Please explain how your assertions that all employees are active in research and development means that all personnel expenses, as disclosed on pages F-25 and F-47, are directly attributable to research and development activities. In this regard, on page 65, you state that since inception, a significant portion of your resources has been devoted to business planning, raising capital providing general and administration support and building your supply chain. Thus, at a minimum, the activities of your CEO, CFO and legal and finance staff appear to be meaningful and warrant a separate allocation of personnel expenses apart from research and development. Please explain this apparent inconsistency and quantify costs associated with each of the business activities described on page 65 for each period presented. Revise your disclosures accordingly.

15. Shareholders' equity
Conversion, page F-21

4. Please refer to prior comment 7. As requested, please disclose the conversion rate for each series of preferred stock consistent with the guidance in paragraph 79(a)(v) of IAS 1.

17. Costs of outsourced work and other external costs, page F-24

5. Please refer to prior comment 14. We acknowledge the information provided in your response. However, we believe that you should revise your accounting to consistently classify litigation costs as other operating expenses for all periods presented. Also, expand your disclosure to provide the information in your response, particularly the nature of IP and litigation costs and their relationship to your R&D activities.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Peter N. Handrinos
        Nathan Ajiashvili
        Latham & Watkins LLP
        John Hancock Tower
        200 Clarendon Street
        Boston, Massachusetts 02116